Exhibit (d)(3)

Form of Stock Option Agreement

For Employees with Less than One Year of Service

Sycamore Networks, Inc.

1999 Stock Incentive Plan

Form of Non-Qualified Stock Option Agreement

«FirstName» «LastName»

«Address1»

«City», «State» «PostalCode»

Dear «FirstName»:

You have been granted a Non-Qualified Stock Option to purchase «NumberShares» shares of stock (an “Option”) under the Sycamore Networks, Inc. 1999 Stock Incentive Plan, as amended (the “Plan”), as outlined below. This Option is governed by and subject to the terms and conditions of the Plan and this Sycamore Networks, Inc. 1999 Stock Incentive Plan Non Qualified Stock Option Agreement (the “Agreement”).

Optionee:	«FirstName» «LastName»

Grant Date:	«GrantDate»

Options Granted:	«NumberShares»

Exercise Price Per Share:	$«Price»

Expiration Date:	«ExpirationDate»

Initial Exercise Date:	«GrantDate», subject to the Unvested Share Repurchase Option set forth in paragraph 15 of the Plan.

Initial Vesting Date:	One year after the Grant Date listed above, assuming no Change in Service.

If you have continued service with the Company through the dates indicated below, the Option will vest in the following installments:

Vesting Ratio*
Prior to Initial Vesting Date	0

On Initial Vesting Date, provided the Optionee’s service with the Company is continuous from the Grant Date until the Initial Vesting Date	«PercentageVest»%

Plus

For each 3 months of the Optionee’s continuous service with the Company from the Initial Vesting Date	5%

*	Stated Vesting Ratio assumes no Change in Service as described in the Plan. Vesting Ratio will be adjusted in accordance with the Plan if there is a Change in Service.

In no event shall the Vesting Ratio exceed 1/1.

Note: If there are any discrepancies in the name shown above, please contact Stock Administration. This Agreement will not be accepted with any modifications to its content or otherwise.

Form of Stock Option Agreement

For Employees with Less than One Year of Service

Sycamore Networks, Inc.

1999 Stock Incentive Plan

Form of Non-Qualified Stock Option Agreement

If you cease to provide services to the Company, no further installments of this Option shall vest and you will have 3 months following the date of such cessation of service during which to exercise any then outstanding and fully vested options, after which all options granted hereunder shall expire, except as otherwise provided for in the Plan and the Agreement in the event of a Change in Service. This Option is non-transferable, except as provided for in the Plan. If this Agreement is not executed and returned to Stock Administration within 90 days of the Grant Date, such Option shall be revoked in its entirety and all rights thereto shall become null and void.

SYCAMORE NETWORKS, INC.

By:

Title:	CFO, VP Finance & Administration

Agreement and Acknowledgement

By my signature below, I hereby acknowledge receipt of this Option granted on the date shown above, which has been issued to me under the terms and conditions of the Plan and the Agreement. I further acknowledge receipt of a copy of the Plan and agree to comply with all of the terms and conditions of the Plan and the Agreement, including the Unvested Repurchase Option set forth in paragraph 15 of the Plan. I also agree to accept as binding, conclusive and final all decisions or interpretation of the Company Board of Directors upon any questions arising under this Option.

Signature:		Date:
«FirstName» «LastName»

Note: If there are any discrepancies in the name shown above, please contact Stock Administration. This Agreement will not be accepted with any modifications to its content or otherwise.